

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 14, 2017

Via E-mail
Kevin S. Miller
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9 North, Suite 3-D
Freehold, NJ 07728

> **Re:** **Monmouth Real Estate Investment Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Form 8-K**
> **Filed February 8, 2017**
> **File No. 001-33177**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 8, 2017

NOI, EBITDA, FFO, CORE FFO and AFFO Reconciliations, page 5

1.   Please revise your presentation in future filings to begin your reconciliations with net income attributable to common shareholders for each measure presented, ensuring that the non-GAAP measures do not receive undue prominence. In addition, present separate reconciliations for NOI, EBITDA and FFO, Core FFO and Adjusted FFO can be included in the same reconciliation. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

2.   We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that

measures calculated differently from EBITDA are not characterized as EBITDA, and note that the exception from the prohibition in Item 10(e)(1)(ii)(A) will not apply to other measures. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Financial Highlights, page 6

3.   Please revise your presentation in future filings to begin with net income attributable to common shareholders per share. Additionally, please reconcile all non-GAAP per share performance measures to GAAP earnings per share.

4.   We note that you present Adjusted FFO on a per share basis. It appears that due to the adjustments, including several non-cash adjustments and an adjustment for recurring capital expenditures, this measure can be used as a liquidity measure. We also note your disclosure that AFFO is useful to investors as a tool to further evaluate the ability to fund dividends. Please explain to us why you believe it is appropriate to present this measure on a per share basis. See Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Monmouth Real Estate Reports Results for the First Quarter Ended December 31, 2016, page 19

5.   Please revise future filings to ensure that comments on your results begin with your GAAP results. For instance, we note that the remarks made by your President and CEO do not reference GAAP measures and appear to provide prominence to non-GAAP measures.

6.   Please revise future filings to ensure that GAAP measures receive equal prominence in all cases, particularly when describing non-GAAP measures. The use of superlatives such as exceptional and substantial when describing non-GAAP measures appears to provide them prominence not afforded your GAAP measures.

General

7.   Please note our comments on your non-GAAP measures apply to all such measures presented in your future '34 Act filings, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate and
Commodities